UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 23, 2013

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-178960).

This Form 6-K consists of the legal opinions which appear below.

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

October 23, 2013

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Financial Services, Inc. (the “Underwriter”) of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Securities LLC and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented by the First Supplemental Indenture, dated as of February 28, 2006 (collectively, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-178960) (the “Registration Statement”), including the Prospectus dated January 11, 2012, the Product Supplement dated August 28, 2013 relating to the Trigger Phoenix Autocallable Optimization Securities, the Prospectus Supplement dated August 29, 2013 relating to the Trigger Phoenix Autocallable Optimization Securities, the Product Supplement dated August 30, 2013 relating to the Trigger Yield Optimization Notes, the Prospectus Supplement dated August 30, 2013 relating to the Trigger Yield Optimization Notes, the Final Terms Supplement dated October 18, 2013 relating to the AAPL Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 18, 2013 relating to the EXPE Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 18, 2013 relating to the JOY Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 18, 2013 relating to the LULU Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 18, 2013 relating to the TSO Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 18, 2013 relating to the X Securities (as defined in Annex A hereto) and the Final Terms Supplement dated October 18, 2013 relating to the CVC Securities (as defined in Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated October 23, 2013 representing the AAPL Securities, (d) the Global Security dated October 23, 2013 representing the EXPE Securities, (e) the Global Security dated October 23, 2013 representing the JOY Securities, (f) the Global Security dated October 23, 2013 representing the LULU Securities, (g) the Global Security dated October 23, 2013 representing the TSO Securities, (h) the Global Security dated October 23, 2013 representing the X Securities, (i) the Global Security dated October 23, 2013 representing the CVC Securities, (j) UBS AG Group Treasurer Resolutions dated August 16, 2011, related to the establishment of the Company’s medium-term note program and (k) the Officers’ Certificate dated December 14, 2011, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (k) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in representing the Company with respect to the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter for changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Title of Securities	Aggregate Principal Amount
Trigger Phoenix Autocallable Optimization Securities due October 27, 2014 (Linked to the performance of the common stock of Apple Inc.) (the “AAPL Securities”)	$100,000.00
Trigger Phoenix Autocallable Optimization Securities due October 27, 2014 (Linked to the performance of the common stock of Expedia Inc.) (the “EXPE Securities”)	$100,000.00
Trigger Phoenix Autocallable Optimization Securities due October 27, 2014 (Linked to the performance of the common stock of Joy Global Inc.) (the “JOY Securities”)	$100,000.00
Trigger Phoenix Autocallable Optimization Securities due October 27, 2014 (Linked to the performance of the common stock of lululemon athletica inc.) (the “LULU Securities”)	$100,000.00
Trigger Phoenix Autocallable Optimization Securities due October 27, 2014 (Linked to the performance of the common stock of Tesoro Corporation) (the “TSO Securities”)	$150,000.00
Trigger Phoenix Autocallable Optimization Securities due October 27, 2014 (Linked to the performance of the common stock of United States Steel Corporation) (the “X Securities”)	$320,000.00
Trigger Yield Optimization Notes due October 23, 2014 (Linked to the performance of the common stock of Cablevision Systems Corporation) (the “CVC Securities”)	$199,962.54

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

October 23, 2013

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Financial Services, Inc. (the “Underwriter”) of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Securities LLC and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented by the First Supplemental Indenture, dated as of February 28, 2006 (collectively, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-178960) (the “Registration Statement”), including the Prospectus dated January 11, 2012, the Product Supplement dated January 12, 2012 relating to the Airbag Yield Optimization Notes, the Product Supplement dated January 31, 2012 relating to the Contingent Absolute Return Autocallable Optimization Securities, the Product Supplement dated September 6, 2012 relating to the Relative Performance Securities, the Product Supplement dated January 13, 2012 relating to the Trigger Phoenix Autocallable Optimization Securities, the Product Supplement dated January 23, 2013 relating to the Trigger Phoenix Autocallable Optimization Securities, the Pricing Supplement dated October 18, 2013 relating to the PBR Securities and the YELP Securities (each, as defined in Annex A hereto), the Pricing Supplement dated October 18, 2013 relating to the CVC Securities and the LULU Securities (each, as defined in Annex A hereto), the Pricing Supplement dated October 18, 2013 relating to the SPX and USTFIV Securities (as defined in Annex A hereto), the Pricing Supplement dated October 18, 2013 relating to the AXLL Securities, the PCLN Securities and the WMB Securities (each, as defined in Annex A hereto) and the Pricing Supplement dated October 18, 2013 relating to the SX5E and SPX Securities (as defined in Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated October 23, 2013 representing the PBR Securities, (d) the Global Security dated October 23, 2013 representing the YELP Securities, (e) the Global Security dated October 23, 2013 representing the CVC Securities, (f) the Global Security dated October 23, 2013 representing the LULU Securities, (g) the Global Security dated October 23, 2013 representing the SPX and USTFIV Securities, (h) the Global Security dated October 23, 2013 representing the AXLL Securities, (i) the Global Security dated October 23, 2013 representing the PCLN Securities, (j) the Global Security dated October 23, 2013 representing the WMB Securities, (k) the Global Security dated October 23, 2013 representing the SX5E and SPX Securities (l) UBS AG Group Treasurer Resolutions dated August 16, 2011, related to the establishment of the Company’s medium-term note program and (m) the Officers’ Certificate dated December 14, 2011, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (m) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in representing the Company with respect to the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter for changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Title of Securities	Aggregate Principal Amount
Airbag Yield Optimization Notes due April 25, 2014 (Linked to the performance of the American depositary shares of Petróleo Brasileiro S.A.) (the “PBR Securities”)	$1,676,000.00
Airbag Yield Optimization Notes due April 25, 2014 (Linked to the performance of the common stock of Yelp Inc.) (the “YELP Securities”)	$1,981,000.00
Contingent Absolute Return Autocallable Optimization Securities due October 27, 2014 (Linked to the performance of the common stock of Cablevision Systems Corporation) (the “CVC Securities”)	$1,563,000.00
Contingent Absolute Return Autocallable Optimization Securities due October 27, 2014 (Linked to the performance of the common stock of lululemon athletica inc.) (the “LULU Securities”)	$2,439,400.00
Relative Performance Securities due October 24, 2018 (Linked to the performance of the S&P 500® Index and the NYSE US 5 Year Treasury Futures Index) (the “SPX and USTFIV Securities”)	$2,900,250.00
Trigger Phoenix Autocallable Optimization Securities due April 24, 2015 (Linked to the performance of the common stock of Axiall Corporation) (the “AXLL Securities”)	$1,888,420.00
Trigger Phoenix Autocallable Optimization Securities due April 24, 2015 (Linked to the performance of the common stock of priceline.com Incorporated) (the “PCLN Securities”)	$997,000.00
Trigger Phoenix Autocallable Optimization Securities due April 24, 2015 (Linked to the performance of the common stock of Williams Companies, Inc.) (the “WMB Securities”)	$4,656,800.00
Trigger Phoenix Autocallable Optimization Securities due October 24, 2023 (Linked to the least performing index between the EURO STOXX 50® Index and the S&P 500® Index) (the “SX5E and SPX Securities”)	$1,131,500.00

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

October 23, 2013

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Securities LLC (the “Underwriter”) of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Financial Services, Inc. and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented by the First Supplemental Indenture, dated as of February 28, 2006 (collectively, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-178960) (the “Registration Statement”), including the Prospectus dated January 11, 2012, the Product Supplement dated January 31, 2012 relating to the Contingent Absolute Return Autocallable Optimization Securities, the Product Supplement dated April 15, 2013 relating to the Contingent Income Auto-Callable Securities, the Pricing Supplement dated October 18, 2013 relating to the FB Securities (as defined in Annex A hereto), the Pricing Supplement dated October 18, 2013 relating to the SX5E, RTY and TPX1 Securities (as defined in Annex A hereto) and the Pricing Supplement dated October 18, 2013 relating to the SX5E, RTY and TPX2 Securities (as defined in Annex A hereto) each constituting a part thereof, (b) the Indenture, (c) the Global Security dated October 23, 2013 representing the FB Securities, (d) the Global Security dated October 23, 2013 representing the SX5E, RTY and TPX1 Securities, (e) the Global Security dated October 23, 2013 representing the SX5E, RTY and TPX2 Securities, (f) UBS AG Group Treasurer Resolutions dated August 16, 2011, related to the establishment of the Company’s medium-term note program and (g) the Officers’ Certificate dated December 14, 2011, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (g) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in representing the Company with respect to the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter for changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Title of Securities	Aggregate Principal Amount
Contingent Absolute Return Autocallable Optimization Securities due April 23, 2015 (Linked to the performance of the common stock of Facebook, Inc.) (the “FB Securities”)	$1,000,000.00
Contingent Income Auto-Callable Securities due October 22, 2020 (Linked to the worst performing index between the EURO STOXX 50® Index, the Russell 2000® Index and the TOPIX Index®) (the “SX5E, RTY and TPX1 Securities”)	$6,250,000.00
Contingent Income Auto-Callable Securities due October 22, 2020 (Linked to the worst performing index between the EURO STOXX 50® Index, the Russell 2000® Index and the TOPIX Index®) (the “SX5E, RTY and TPX2 Securities”)	$9,066,000.00

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kiye Sakai
Name: Kiye Sakai
Title: Managing Director

By:	/s/ Sarah Starkweather
Name: Sarah Starkweather
Title: Executive Director

Date: 23 October 2013

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